WOODSIDE

RECEIVED
2006 DEC 18 P 12:13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

8 December 2006

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America


06019349

SUPPL

Dear Sir/Madam,

WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Release which has recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Funding approval for Pluto long lead items

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

PROCESSED
DEC 20 2006
THOMSON FINANCIAL

WOODSIDE PETROLEUM LTD.
ABN - 55 004 898 962
Woodside Plaza, 240 St Georges Terrace, Perth, Western Australia, 6000
GPO Box D188, Perth, Western Australia, 6840
Telephone: (08) 9348 4000 Facsimile: (08) 9325 8178

ASX ANNOUNCEMENT

(ASX: WPL)

FRIDAY, 8 DECEMBER 2006
7:30AM (AWDT)


WOODSIDE

MEDIA

HANNAH FITZHARDINGE
W: + 61 8 9348 6507
M: + 61 410 464 491
E: hannah.fitzhardinge@woodside.com.au

INVESTORS

MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

FUNDING APPROVAL FOR PLUTO LONG LEAD ITEMS

The Board of Woodside Petroleum Ltd. has approved commitments of up to A$1.4 billion for the Pluto liquefied natural gas development. The approval allows funding for site preparation and long lead items ahead of a final investment decision.

The Board remains on schedule to consider a final investment decision on the Pluto development by mid 2007. The full expenditure of the above commitments remains dependent on this decision.

The funding approval follows the satisfactory negotiation of arrangements with the Western Australian Government on the manner in which the State's recently released domestic gas policy would apply to Pluto.

Site preparation for the development will commence once Commonwealth environmental approval for these works is received. State environmental approval for site works has been granted.

The Pluto development is scheduled to begin supplying LNG to customers Kansai Electric and Tokyo Gas by the end of 2010.